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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Integrity Mutual Funds, Inc.
(Name of Issuer)
Common
(Title of Class of Securities)
45820C 10 6
(CUSIP Number)
Margaret E. Holland
Holland, Johns, Schwartz & Penny, L.L.P.
306 West Seventh Street, Suite 500
Fort Worth, Texas 76102
(817) 335-1050
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 23, 3006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	45820C 10 6

1	NAMES OF REPORTING PERSONS: Dwayne A. Moyers

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	U. S.

	7	SOLE VOTING POWER:

NUMBER OF		47,500

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,463,642

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		47,500

WITH	10	SHARED DISPOSITIVE POWER:

		1,463,642

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,511,142

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	11.15%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

Integrity Mutual Funds, Inc.
SCHEDULE 13D
Item 1. Security and Issuer
     The class of securities to which this statement relates is the common stock, par value $0.0001 per share (the “Common Stock”), of Integrity Mutual Funds, Inc., a North Dakota corporation (the “Issuer”), whose principal executive offices located at 1 Main Street North, Minot, North Dakota 58703.
Item 2. Identity and Background
          (a) This statement is filed by Dwayne A. Moyers (the “Reporting Person”). In addition to his personal holdings, the Reporting Person is Chairman of the Board, Chief Executive Officer, Vice President and a director of Xponential, Inc., and as such may have shared voting and dispositive power with regard to the 1,463,642 shares of Common Stock of the Issuer owned by Xponential, Inc.
          (b) The Reporting Person’s business address is 4800 Overton Plaza, Suite 300, Fort Worth, Texas 76109.
          (c) The Reporting Person is Chairman of the Board, Chief Executive Officer, Vice President and a director of Xponential, Inc. His business address is 4800 Overton Plaza, Suite 300, Fort Worth, Texas 76109. He is currently employed as chief investment officer of the SMH Capital Advisors, Inc. — Fort Worth Division of Sanders Morris Harris Inc., a wholly owned subsidiary of Sanders Morris Harris Group, Inc., located at 5599 San Felipe, Suite 555, Houston, Texas 77056. Mr. Moyers is a United States citizen.
          (d) During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violations with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
     The Reporting Person acquired his shares of Common Stock with personal funds in a series of open market transactions from January 28, 2004 through July 12, 2005 at prices ranging from $0.3607 to $0.461 per share.
     Xponential, Inc. used its existing working capital to purchase 1,323,642 shares of Common Stock acquired pursuant to a tender offer it made to holders of common stock of the Issuer for the purchase of up to 3,000,000 shares at $0.40 per share (the “Tender Offer”). The Tender Offer closed on May 23, 2006. Xponential, Inc. also used its existing working capital to purchase 140,000 shares on January 4, 2006 at $0.35 per share in an open market transaction.

Item 4. Purpose of Transaction
     The Reporting Person acquired the shares of Common Stock of the Issuer for investment purposes, with a view towards making a profit, and not for the purpose of obtaining control of the Issuer. Xponential, Inc. also acquired the shares of Common Stock of the Issuer for investment purposes, with a view towards making a profit, and not for the purpose of obtaining control of the Issuer.
     The Reporting Person has no plans, proposals or negotiations that relate to or would result in:
          (a) the acquisition or disposition of any additional securities of the Issuer, except that the Reporting Person may, from time to time, acquire additional shares or dispose of all or some of the shares or may continue to hold the shares, depending on business and market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors.
          (b) any extraordinary corporate transactions, such as a merger, reorganization or liquidation, involving the Issuer or any subsidiary.
          (c) a sale or transfer of a material amount of assets of the Issuer or any subsidiary.
          (d) any change in the present Board of Directors or management of the Issuer.
          (e) any material change in the present capitalization or dividend policy of the Issuer.
          (f) any material change in the Issuer’s business or corporate structure.
          (g) changes in the Issuer’s charter, bylaws or other actions which may impede the acquisition or control of the Issuer by any person.
          (h) any class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association.
          (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.
          (j) any action similar to those enumerated above.
Item 5. Interest in Securities of the Issuer
          (a) The Reporting Person is the beneficial owner of 47,500 shares of Common Stock (approximately 0.35% of the total number of shares of Common Stock outstanding) as of May 23, 2006 over which he has sole voting and dispositive power. As Chairman of the Board, Chief Executive Officer, Vice President and a director of Xponential, Inc., the Reporting Person may be deemed to indirectly beneficially own the 1,463,642 shares of Common Stock directly owned by Xponential, Inc. (approximately 10.8%

of the total number of shares of Common Stock outstanding) as of May 23, 2006. The Reporting Person disclaims beneficial ownership of all shares of Common Stock of the Issuer beneficially owned by Xponential, Inc.
          (b) The Reporting Person does not know of any person who has a right to receive or the power to direct receipt of dividends or proceeds from the sale of such securities of the Issuer.
          (c) During the sixty (60) days period prior to the filing, the Reporting Person had no transaction in the Issuer’s Common Stock.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     There are no contracts, arrangements, understandings or relationships between the Reporting Person and any person with respect to any securities of the Issuer.
Item 7. Material to be Filed as Exhibits
     None.

SIGNATURES
     After reasonable inquiry and to the best of their knowledge and belief, the persons below certify that the information set forth in this statement is true, complete and correct.

Dated: May 31, 2006	/s/ Dwayne A. Moyers
Dwayne A. Moyers